UJI TIME CAFE CROUP

STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	74,382.22
Adjustments to reconcile Net Income to Net Cash provided by operations:	
13001 Prepayment	6,737.00
Furniture and Fixture:Furniture Acc.Depre.	3,400.00
Leasehold Improvements:Leasehold Acc.Depre.	154,114.00
Machinery & Equipment:Equip.Accumulated Depletion	8,273.00
15202 Accumulated Amortization of Other Assets	3,400.00
20000 Accounts Payable (A/P)	34,463.24
21005 Benson AE credit card	1,565.43
21002 John Credit Card 3050	3,049.38
21001 Sharon Chase Credit Card	2,756.84
Sharon Chase Credit Card:Douglas Sharon sub-account	-1,299.35
Sharon Chase Credit Card:Joe Sharon sub credit card	3,635.34
20003 Employee Tips Payable	0.00
20001 Payroll Clearing	0.00
20004 Sales Tax Payable	-19,039.54
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**201,055.34**
Net cash provided by operating activities	**$275,437.56**
INVESTING ACTIVITIES	
15101 Furniture and Fixture	-7,738.00
15103 Leasehold Improvements	-30,226.16
15102 Machinery & Equipment	-28,265.91
Vehicles:Vehicles Acc. Depre.	13,372.00
16000 Security Deposits	-5,750.00
Net cash provided by investing activities	**$ -58,608.07**
FINANCING ACTIVITIES	
20005 Loan from shareholders	12,300.00
22002 Other Long Term Liabilities	3,957.15
30000 Opening Balance Equity	0.00
30002 Owner's Distribution	0.00
300022 Owner's Distribution:Owner's Distribution - Benson	-12,050.00
300024 Owner's Distribution:Owner's Distribution - Douglas	-72,965.00
300023 Owner's Distribution:Owner's Distribution - John	-14,550.00
300021 Owner's Distribution:Owner's Distribution - Sharon	-14,550.00
30004 Treasury Stock	-42,331.00
Net cash provided by financing activities	**$ -140,188.85**
NET CASH INCREASE FOR PERIOD	**$76,640.64**
Cash at beginning of period	32,667.77
CASH AT END OF PERIOD	**$109,308.41**